BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                              December 24, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust V
                  Registration Statement on Form N-1A
                  (File Nos. 333-129005; 811-21823)

Ladies and Gentlemen:

         This letter is to respond to comments we received on December 16, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A for Pioneer Series Trust V (the "Registrant") filed on October 30, 2009 with respect to its series Pioneer Disciplined Growth Fund, Pioneer Disciplined Value Fund, Pioneer Global Equity Fund and Pioneer High Income Municipal Fund (each a "Fund").

I. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.   Comment:     The Staff noted that comments provided with respect
                  to the prospectus for one of the Funds also apply to the prospectuses for the other Funds, as applicable.

     Response:    The Registrant has addressed the Staff's comments in the
                  manner indicated in the following responses. The Registrant notes that its responses with respect to one Fund also apply to the other Funds, as applicable.


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II. Summary Prospectus Legend

1.   Comment:     The Staff requested that the Registrant include in
                  its response letter the legend that it intends to use in the summary prospectus for each Fund filed under Rule 497(k).

     Response:    The following legend will be included in each Fund's summary prospectus to be filed under Rule 497(k):

                      Before you invest, you may want to review the fund's prospectus, which contains more information about the fund and its risks. You can find the fund's prospectus, statement of additional information and other information about the fund online at [ ]. You also can obtain this information at no cost by calling 1-800-225-6292 or by sending an email request to askpioneer@pioneerinvestments.com. The fund's current prospectus and statement of additional information, dated December 31, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated August 31, 2009, are incorporated by reference into this summary prospectus.

III.  Comments Regarding Prospectus for Pioneer Global Equity Fund

A.   Fees and Expenses of the Fund

1.   Comment:     The Staff requested that the Registrant delete the
                  statement "Each class of shares has unique fees, expenses, and eligibility requirements" from the summary section.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant confirm that
                  no Fund invests in other investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included as Acquired Fund Fees and Expenses in the Fund's Fee Table.

     Response:    The Registrant confirms that no Fund invests in other
                  investment companies to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included as Acquired Fund Fees and Expenses in the Fund's Fee
                  Table.

3.   Comment:     The Staff stated that Footnote 1 to the Fee Table,
                  which describes fee waiver arrangements, should discuss fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee Table.

     Response:    The Registrant confirms that Footnote 1 to the Fee Table
                  discusses fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee
                  Table.

4.   Comment:     The Staff requested that Footnote 1 to the Fee Table
                  be revised to describe who can terminate the fee waiver arrangement and under what circumstances, in accordance with instruction 3(e) to Item 3 of Form N-1A.

     Response:    The Registrant has made the requested change.

5.   Comment:     The Staff requested that the Registrant remove the
                  statement "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote
                  1."

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

6.   Comment:     The Staff asked if the Registrant charges sales loads
                  on reinvested dividends and distributions, and if so, to add the disclosure required by Item 3 to Form N-1A.

     Response:    The Registrant confirms that it does not charge sales loads on reinvested dividends and distributions.

7.   Comment:     The Staff requested that the Registrant confirm in
                  its response that, with respect to all Fee Table presentations, Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each Fee Table.

     Response:    The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each Fee
                  Table.

B. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that "the
                  fund may invest in both developed and emerging markets." The
                  Staff requested that the Registrant add disclosure in the Principal Investment Strategies section to state, if correct, that the Fund can invest in both developed and emerging markets without limit.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant states that "the
                  fund may invest a significant portion of its assets in equity securities of medium- and large-capitalization companies." The
                  Staff requested that the Registrant add disclosure in the Principal Investment Strategies section to state the minimum market capitalization of companies in which the Fund may invest.

     Response:    The Registrant notes that it has revised the disclosure to indicate that the Fund may invest in equity securities of any market capitalization.

3.   Comment:     The Staff requested that the Registrant add
                  disclosure in the Principal Investment Strategies section regarding the criteria the Fund's adviser uses when deciding which securities to sell in response to Item 4(a) of Item
                  N-1A.

     Response:    The Registrant has made the requested change.

C. Principal Risks of Investing in the Fund

1.   Comment:     The Staff noted that the "Non-Diversification Risk"
                  factor and "Issuer Focus Risk" factor are similar, and suggested that the Registrant consider combining them into a single risk factor.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant includes a risk
                  factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to indicate in its response if there has been a material change in the Fund's expense ratio since the Fund's fiscal year end, and if so, whether the expenses included in the Fee Table have been restated to reflect the Fund's current expenses.

     Response:    The Registrant confirms that there has not been a material change in the Fund's expense ratio since the Fund's fiscal year end that would require the expenses included in the Fee
                  Table to be restated.

3.   Comment:     The Staff requested that the Registrant delete the
                  following statement: "Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals."

     Response:    The Registrant respectfully submits that the statement
                  referenced by the Staff is useful to investors and that its deletion is not required.

D. The Fund's Past Performance

1.   Comment:     The Staff requested that the Registrant delete the
                  words "return before taxes" presented in the Average Annual
                  Total Returns table under Class B, C and Y shares, and instead include the language provided in Item 4(b)(2)(iv) of Form N-1A adjacent to the table.

     Response:    The Registrant has made the requested changes.

2.   Comment:     The Staff suggested that the Registrant consider
                  deleting the "Inception Date" column of the Average Annual
                  Total Returns table if all classes of the Fund have the same inception date, and including the inception date under the column heading "Since Inception."

     Response:    The Registrant notes that the format of the Average Annual
                  Total Returns table is the same for all of the funds in the Pioneer fund complex, that many of the funds in the Pioneer fund complex have classes with different inception dates, and that it would be operationally difficult to customize the Average Annual Total Returns table for those funds for which all classes have the same inception date. Accordingly, the Registrant has not made the suggested change.

E. Management

1.   Comment:     The Staff requested that the Registrant revise the
                  disclosure in the Portfolio Management section to clarify when the portfolio manager began serving as the portfolio manager of the Fund.

     Response:    The Registrant has made the requested change.

F. Payments to Broker-Dealers and Other Financial Intermediaries

1.   Comment:     The Staff requested that the Registrant revise the
                  third sentence of the Payments to Broker-Dealers and Other
                  Financial Intermediaries section by adding "salesperson or" to the statement: "ask your salesperson or investment professional or visit your financial intermediary's website for more information."

     Response:    The Registrant has made the requested change.

G. More on the Fund's Principal Investment Strategies

1.   Comment:     The Staff noted that the caption "Principal
                  Investment Strategies" precedes a statement of the Fund's investment objective rather than the Fund's principal investment strategies, and requested that the Registrant revise the caption accordingly.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the Registrant states "that the
                  Fund may invest up to 5% of its net assets in below investment grade debt securities," and requested that the Registrant revise such statement as follows (emphasis added): "that the Fund may invest up to 5% of its net assets in below investment grade debt securities, known as `junk bonds'".

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff noted that the Registrant includes a
                  section titled "Additional Investment Strategies" and requested that the Registrant clarify that the investment strategies discussed in this section are not principal investment strategies.

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that the Registrant note in the
                  discussion of securities lending by the funds that the Fund may lend up to 33 1/3% of its total assets.

     Response:    The Registrant has made the requested change.

H. More on the Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant replace the
                  word "certain" with the word "principal" in the third sentence of the first paragraph in the More on the Risks of Investing in the Fund section.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff requested that the Registrant clarify which
                  of the Fund's investment risks discussed in the More on the Risks of Investing in the Fund section are principal risks and which are not.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the Registrant revise the
                  last sentence of the "Debt securities" risk factor to state that "junk bonds have a higher risk of default or are already in default and are considered speculative."

     Response:    The Registrant has made the requested change.

I. Share Prices for Transactions

1.   Comment:     The Staff requested that the Registrant add "or
                  authorized agent" to the end of the statement that "if your order is placed with the transfer agent or an authorized agent after the close of regular trading on the New York Stock
                  Exchange, or your order is not in good order, the share price will be based on the net asset value next determined after your order is received in good order by the Fund or authorized agent."

     Response:    The Registrant has made the requested change.

IV. Comments Regarding Prospectus for Pioneer High Income
    Municipal Fund

A. Principal Investment Strategies

1.   Comment:     The Staff noted that capital appreciation is an
                  investment objective of the Fund, and stated that the Registrant may want to highlight the fact that the Fund may invest in securities that are subject to Federal income tax, and that any gains on the sale of Fund shares are also subject to Federal income tax.

     Response:    The Registrant has made the requested change.

B. Principal Risks of Investing in the Fund

1.   Comment:     The Staff requested that the Registrant add
                  disclosure to the "Municipal Securities" risk factor to indicate that several states and municipalities are experiencing significant shortfalls in revenues and budget deficits.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the "Non-Diversification Risk"
                  factor and "Issuer Focus Risk" factor are similar, and suggested that the Registrant consider combining them into a single risk factor.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff noted that the Registrant includes a risk
                  factor regarding derivatives and requested that the Registrant confirm that it has stated in the Principal Investment
                  Strategies section that the Fund may invest in derivatives.

     Response:    The Registrant confirms that it has stated in the Principal
                  Investment Strategies section that the Fund may invest in derivatives.

4.   Comment:     With respect to the "Municipal Securities" risk
                  factor, the Staff suggested that the Registrant consider whether the risk that the tax free treatment of municipal securities in which the Fund invests could be revoked is a material risk that should be disclosed in the Fund's prospectus.

     Response:    The Registrant notes that it believes that the disclosure
                  referenced by the Staff is relevant and that such disclosure is included in the More on the Risks of Investing in the Fund section of the Fund's prospectus.

C. Tax Information

1.   Comment:     The Staff noted that the Registrant states that
                  shareholders normally have to pay federal income taxes, and any state or local taxes, on the dividends and capital gain distributions they receive from the fund. The Staff requested that the Registrant remove the reference to dividends from this statement or clarify that the income that is distributed by the Fund generally is tax free.

     Response:    The Registrant has revised the Tax Information section to
                  clarify that the income that is distributed by the Fund generally is exempt from regular federal income tax.

D. More on the Fund's Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that "the Fund
                  may invest 25% or more of its assets in issuers in any one or more states or in the same economic sector." The Staff requested that, to the extent that the Fund currently intends to invest 25% or more of its assets in any one state, the Registrant disclose this fact as well as the name of and risks related to the relevant state. If there is no current intention to invest 25% or more in one or more states, the Staff requested that the Registrant include an undertaking in its response letter that, should the Fund later invest 25% or more in any state, the Registrant will supplement the prospectus to identify such state and related risk factors.

     Response:    The Registrant confirms that the Fund has no current intention to invest 25% or more of its assets in any one state. Should the Fund later invest more than 25% of its assets in any one state, the Registrant will undertake to supplement the Fund's prospectus to identify the state and to include state-specific risk factors.

E. More on the Risks of Investing in the Fund

1.   Comment:     With respect to the "Asset-Backed Securities" risk
                  factor, the Staff asked if securities backed by pools of municipal securities preserve the tax free nature of the underlying municipal securities such that an investment in such securities is tax free to investors, consistent with the Fund's investment objective.

     Response:    The Registrant confirms that it invests in asset-backed
                  securities to the extent consistent with its investment objective.

2.   Comment:     The Staff noted that the Registrant states in the
                  Statement of Additional Information that the Fund currently does not contemplate borrowing money for leverage, but if the Fund does so, it will not likely do so to a substantial degree. The Staff asked if this statement is consistent with the disclosure in the Fund's prospectus under "Leveraging
                  Risk" that the Fund may take on leveraging risk by, among other things, engaging in borrowing transactions, or by entering into reverse repurchase agreements.

     Response:    The Registrant has deleted the statement in the Statement of
                  Additional Information referenced by the Staff.

V.  Comments to Prospectus for Pioneer Disciplined Value Fund

A.  Fees and Expenses of the Fund

1.  Comment:      The Staff stated that Footnote 1 to the Fee Table
                  ("Class A purchases of $500,000 or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%.") should be deleted and the disclosure in Footnote 1 should be presented with the Fund's
                  Item 12(a) disclosure.

     Response:    The Registrant has made the requested change.

2.   Comment:     The Staff noted that the disclosure following item
                  (a) in the introduction to the Expense Example ("you reinvest all dividends and other distributions") is not required by Form N-1A, and requested that it be deleted.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff requested that the disclosure following
                  item (c) in the introduction to the Expense Example be revised to state: "the Fund's total operating expenses remain the same except for year one".

     Response:    The Registrant has made the requested change.

4.   Comment:     The Staff requested that the disclosure following
                  item (d) in the introduction to the Expense Example ("the adviser's contractual expense limitation is in effect for year one") be deleted.

     Response:    The Registrant has made the requested change.

B. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that "the
                  Fund may invest in issuers of any market capitalization, including equity securities of small- and mid-size companies."
                  The Staff requested that the Registrant add disclosure in the Principal Investment Strategies section to state the minimum market capitalization of companies in which the Fund may invest.

     Response:    The Registrant notes that it has revised the disclosure to indicate that the Fund may invest in equity securities of any market capitalization, and deleted the reference to small- and mid-size companies.

2.   Comment:     The Staff asked if the Fund is non-diversified and,
                  if so, to state that in the summary section that it is non-diversified.

     Response:    The Registrant confirms that the Fund is diversified.

C. The Fund's Past Performance

1.  Comment:      The Staff noted that the Registrant states that "no
                  performance information is presented for Class C and Class Y shares because Class C and Class Y shares do not have annual returns for at least one calendar year. The returns for Class
                  C and Class Y shares would differ from those of Class A shares because they have different expenses."

              (a) The Staff requested that the Registrant reconcile this statement with the presentation in the "Average Annual Total Returns" table, which does include Class C and Class Y shares.

     Response:    The Registrant notes that Class C and Class Y shares have been deleted from the "Average Annual Total Returns" table, consistent with the statement referenced by the Staff.

              (b) The Staff noted that the statement is applicable only to the
                  "Average Annual Total Returns" table, and requested that the Registrant move this statement after the bar chart and immediately before the "Average Annual Total Returns" table.

     Response:    The Registrant has made the requested change.

VI. Comments to Prospectus for Pioneer Disciplined Growth Fund

A.  Fees and Expenses of the Fund

1.   Comment:     The Staff stated that Footnote 1 to the Fee Table
                  ("Class A purchases of $500,000 or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%.") should be deleted and the disclosure in Footnote 1 should be presented with the Fund's
                  Item 12(a) disclosure.

     Response:    The Registrant has made the requested change.

B. Principal Investment Strategies

1.   Comment:     The Staff noted that the Registrant states that "the
                  Fund may invest in issuers of any market capitalization, including equity securities of small- and mid-size companies."
                  The Staff requested that the Registrant add disclosure in the Principal Investment Strategies section to state the minimum market capitalization of companies in which the Fund may invest.

     Response:    The Registrant notes that it has revised the disclosure to indicate that the Fund may invest in equity securities of any market capitalization, and deleted the reference to small- and mid-size companies.

2.   Comment:     The Staff asked if the Fund is non-diversified and,
                  if so, to state that in the summary section that it is non-diversified.

     Response:    The Registrant confirms that the Fund is diversified.

C. The Fund's Past Performance

1.    Comment:    The Staff noted that the Registrant states that "no
                  performance information is presented for Class C and Class Y shares because Class C and Class Y shares do not have annual returns for at least one calendar year. The returns for Class
                  C and Class Y shares would differ from those of Class A shares because they have different expenses."

              (a) The Staff requested that the Registrant reconcile this statement with the presentation in the "Average Annual Total Returns" table, which does include Class C and Class Y shares.

     Response:    The Registrant notes that Class C and Class Y shares have been deleted from the "Average Annual Total Returns" table, consistent with the statement referenced by the Staff.

              (b) The Staff noted that the statement is applicable only to the
                  "Average Annual Total Returns" table, and requested that the Registrant move this statement after the bar chart and immediately before the "Average Annual Total Returns" table.

     Response:    The Registrant has made the requested change.

VII. Comments to Statements of Additional Information

1.   Comment:     The Staff noted that the Registrant states in the
                  discussion in each Statement of Additional Information regarding Lending of Portfolio Securities that "the Fund may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Fund's Proxy Voting Policies and Procedures". The Staff requested that the Registrant confirm in its response that the Fund's proxy voting policies and procedures satisfy the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust
                  Company with respect to securities lending.

     Response:    The Registrant confirms that each Fund's proxy voting policies and procedures satisfy the requirements set forth in the no-action letters issued by the Commission to State Street
                  Bank & Trust Company with respect to securities lending.

2.   Comment:     The Staff noted that, in response to a Staff comment
                  on Post-Effective Amendment No. 5 to the Registration
                  Statement on Form N-1A for Pioneer Series Trust IV requesting a discussion in the Statement of Additional Information of the Staff's position regarding mortgaging, hypothecating or pledging of assets, Pioneer Series Trust IV had included a statement that:

                      "If the Fund were to pledge its assets, the Fund would take into account any then-applicable legal guidance, including any applicable SEC staff position, would be guided by the judgment of the Fund's Board and Pioneer regarding the terms of any credit facility or arrangement, including any collateral required, and would not pledge more collateral than, in their judgment, is necessary for the Fund to obtain the credit sought."

                  The Staff requested that the Registrant revise this statement in each Fund's Statement of Additional Information to disclose the Staff's current position regarding mortgaging, hypothecating or pledging of assets.

     Response:    The Registrant has made the requested change.

3.   Comment:     The Staff noted that in the "Debt Securities Ratings
                  Information" section of the Statement of Additional
                  Information for Pioneer High Income Municipal Fund, the
                  Registrant provides information regarding the credit quality of the Fund's assets as of August 31, 2008. The Staff requested that the Registrant update this information as of a more recent date.

     Response:    The Registrant has made the requested change.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                   Sincerely,

                                   /s/ Jeremy Kantrowitz

                                   Jeremy Kantrowitz